Exhibit 2 - Material Change Reports of the Registrant

Document No.	Date of Document	Title of Document
2.1	March 13, 2006	Material Change Report
2.2	March 29, 2006	Material Change Report
2.3	March 30, 2006	Material Change Report
2.4	April 6, 2006	Material Change Report
2.5	May 17, 2006	Material Change Report
2.6	April 11, 2007	Material Change Report
2.7	May 7, 2007	Material Change Report
2.8	May 7, 2007	Material Change Report

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   **Date of Material Change**

March 13, 2006

Item 3   **News Release**

A press release with respect to the material change described herein was issued on March 13, 2006 and filed on SEDAR.

Item 4   **Summary of Material Change**

Century Mining Corporation ("Century") announced that holders of all of Century's remaining outstanding 10% convertible debentures due December 31, 2006, have converted their debentures into common shares of Century.

Under this final conversion tranche, Century issued 9,078,431 shares upon conversion of the remaining $4,630,000 principal amount of debentures with a conversion price of $0.51 per share, and issued 495,452 shares upon conversion of the remaining $218,000 principal amount of debentures with a conversion price of $0.44 per share.

Pursuant to conversion of the remaining debentures, Century has 80,844,910 common shares issued and outstanding.

Item 5   **Full Description of Material Change**

The press release annexed hereto as Schedule A provides a full description of the material change.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Confidentiality is not requested.

Item 7   **Omitted Information**

Not applicable.

Item 8   Executive Officer

    For further information contact Graham Eacott, Vice President, Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 13th day of March, 2006.


CENTURY MINING CORPORATION


By: *"William J.V. Sheridan"*
          William J.V. Sheridan
          Secretary

Schedule A

March 13, 2006

CENTURY DEBENTURE HOLDERS CONVERT OUTSTANDING DEBENTURES
INTO COMMON SHARES OF CENTURY

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that holders of all of the Company's remaining outstanding 10% convertible debentures due December 31, 2006, have converted their debentures into common shares of Century.

Under this final conversion tranche, Century issued 9,078,431 shares upon conversion of the remaining $4,630,000 principal amount of debentures with a conversion price of $0.51 per share, and issued 495,452 shares upon conversion of the remaining $218,000 principal amount of debentures with a conversion price of $0.44 per share.

In converting the entire $11,350,000 principal amount of its 10% convertible debentures due December 31, 2006, Century issued an aggregate of 23,713,034 shares. The Company understands that a significant number of the shares issued pursuant to conversion of the debentures have been traded in the market, which accounts for the large trading volumes in the last few weeks.

Pursuant to conversion of the remaining debentures, the Company has 80,844,910 common shares issued and outstanding.

Margaret Kent, President & CEO, commented: "Conversion of all of the remaining outstanding convertible debentures into equity has the positive effect of reducing the amount of debt on the Company's balance sheet as well as terminating quarterly interest payments to the holders of the debentures".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Item 1   **Name and Address of Company**

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   **Date of Material Change**

March 29, 2006

Item 3   **News Release**

A press release with respect to the material change described herein was issued on March 29, 2006 and filed on SEDAR.

Item 4   **Summary of Material Change**

Century Mining Corporation ("Century") announced that it has reached an agreement with SGF Mines Inc. ("SGF") to buy back the SGF royalty on gold production from the Sigma-Lamaque Complex.

The Company will pay SGF C$2.0 million in cash and issue 3.0 million common shares of Century to SGF at a deemed price of C$1.50 per share. These payments will be in complete settlement of past royalties due and owing to SGF and all future obligations to SGF. The transaction is expected to close by April 21, 2006 and is subject to regulatory approval and completion of documentation. The common shares to be issued will be subject to a 4-month hold period.

Item 5   **Full Description of Material Change**

The press release annexed hereto as Schedule A provides a full description of the material change.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Confidentiality is not requested.

Item 7   **Omitted Information**

Not applicable.

Item 8   Executive Officer

For further information contact Graham Eacott, Vice President, Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 3rd day of April, 2006.


CENTURY MINING CORPORATION

By: *"William J.V. Sheridan"*
William J.V. Sheridan
Secretary


Schedule A



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

March 29, 2006

CENTURY BUYS BACK SIGMA-LAMAQUE ROYALTY

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that the Company has reached an agreement with SGF Mines Inc. ("SGF") to buy back the SGF royalty on gold production from the Sigma-Lamaque Complex.

The Company will pay SGF C$2.0 million in cash and issue 3.0 million common shares of Century to SGF at a deemed price of C$1.50 per share. These payments will be in complete settlement of past royalties due and owing to SGF and all future obligations to SGF. The transaction is expected to close by April 21, 2006 and is subject to regulatory approval and completion of documentation. The common shares to be issued will be subject to a 4-month hold period.

Margaret Kent, President and C.E.O. said: "SGF has been very supportive of Century and of the Sigma-Lamaque project. We are pleased that SGF is a shareholder of Century and look forward to a continuing relationship as we grow the Company. Removal of the royalty liability will contribute to improving the financial condition of the Company in the future".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Item 1   **Name and Address of Company**

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   **Date of Material Change**

March 30, 2006

Item 3   **News Release**

A press release with respect to the material change described herein was issued on March 30, 2006 and filed on SEDAR.

Item 4   **Summary of Material Change**

Century Mining Corporation ("Century") announced that it has reached an agreement to purchase a 60 percent controlling interest in each of San Juan Gold Mines S.A.A. and Minera Chorunga S.A.A. which own the San Juan Gold Mine in Peru.

As consideration for the purchase, Century will pay a total of US$4.5 million in cash, US$600,000 worth of common shares of Century, and 1.0 million common shares of Century. As part of the transaction, Century will purchase US$9.9 million of outstanding bank debt that currently secures the majority of the mining concessions. This bank debt is being purchased for US$2.5 million and is part of the total US$4.5 million consideration.

Item 5   **Full Description of Material Change**

The press release annexed hereto as Schedule A provides a full description of the material change.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Confidentiality is not requested.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

For further information contact Graham Eacott, Vice President, Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 3rd day of April, 2006.


CENTURY MINING CORPORATION


By: *"William J.V. Sheridan"*
         William J.V. Sheridan
         Secretary


2


Schedule A



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

March 30, 2006

<u>CENTURY MINING ANNOUNCES ACQUISITION OF SAN JUAN GOLD MINES
AND MINERA CHORUNGA IN PERU</u>

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** today announced that it has reached an agreement with the owners and secured creditor to purchase 60 percent controlling interest in San Juan Gold Mines S.A.A., and 60 percent interest in Minera Chorunga S.A.A. The remaining 40 percent interest is owned by the existing labour force, many of whom have worked at the San Juan Mine over the past years.

The operation is located near the southern Peruvian coast, approximately 80 kilometers inland from the mouth of the Ocoña River and the city of Camana. The mine is currently producing 12,000 ounces of gold per year operating at a rate of approximately 150 tonnes per day. The conventional zinc precipitation/CIP circuit mill is on-site and is rated and permitted for 700 tonnes per day. In the 1980s the operation produced as much as 36,000 ounces of gold per year. Approximately 50 percent of the gold is easily recovered by gravity methods.

The Chorunga Mining District is characterized by extensive mesothermal veins and shears within intrusive andesite and granodiorite rocks. The district represents a structural analog to the Pataz District of Peru, the Abitibi Belt of Québec, and similar orogenic lode gold districts.

The mineralization at San Juan Gold Mines consists of quartz-pyrite-gold veins which are persistent structures traceable in outcrop. More than 35 mineralized structures have been identified on the property. The veins exhibit classic "pinch and swell" structures (sigmoid loops), with an average width of 1 meter. These structures persist for three kilometers or more along strike, and more than 800 meters vertically.

In 2002, San Juan Gold Mines S.A.A. commissioned DMT-Montan Consulting GmbH of Essen, Germany to prepare a medium term business plan for the modernization and expansion of its mining operations. The report, titled "Three Years Business Plan for Empresa Minera San Juan Gold Mines S.A.A., Arequipa, Peru", was prepared by Dr.Ing. Jürgen Kowalewski and dated November 8, 2002.

The report quoted underground ore reserves of 6,525,478 tonnes at an average grade of 8.34 g/t gold containing 1,531,119 ounces of gold. This historical estimate is "based upon the official ore reserves balance prepared by San Juan by December 31, 2001. This ore reserves inventory shows, according to typical Peruvian standards for underground vein operations, geological and mineable ore reserves, diluted to a minimum stope width." Since the date of the report there has been no significant depletion in reserves. *This historical estimate is not compliant with NI 43-101 standards of disclosure.*

As consideration for the purchase, Century will pay a total of US$4.5 million in cash, US$600,000 worth of common shares of Century, and 1.0 million common shares of Century. As part of the transaction, Century will purchase US$9.9 million of outstanding bank debt that currently secures the majority of the mining concessions. This bank debt is being purchased for US$2.5 million and is part of the total US$4.5 million consideration. The balance of the cash purchase price and Century shares will be used to pay the shareholder and pay down unsecured creditors, leaving San Juan and Minera Chorunga essentially free of liabilities other than the secured debt that Century is purchasing as part of this transaction.

On completion of the acquisition, Century Mining Peru S.A.C. will assume control of the property and will immediately initiate plans for expansion of the operation. The Company currently anticipates that an expansion to 80,000 ounces per year of gold production is possible with a US$10.0 million capital investment. Dr. Kowalewski's report stated that an immediate expansion to 31,000 ounces per year at a cash cost of US$265 per ounce is possible with a US$2.0 million cash investment.

The Company plans to evaluate the existing 1.5 million ounces of historical reserve and bring it to NI 43-101 standards of disclosure as soon as possible. This process is anticipated to require approximately six months, during which time existing production from the property will be maintained.

Exploration Potential

In addition to the 1.5 million ounce historical reserve in the vein systems, the 16,300 hectare property hosts several types of additional exploration targets. These include several excellent epithermal prospects within Miocene-age volcanics, equivalent in age and chemistry to the host units for many large open pit gold mines in Peru.

The "Santa Clarita" prospect is located in a zone of hydrothermal alteration near the Choclón fault, six kilometers from the San Juan Gold Mine. The zone extends for seven kilometers. It consists of layers of iron oxides more than 10 meters thick in clastic sediments with veins of quartz with visible gold.

The "Golden Champune" prospect is located on a hill of the same name, 3.5 km northeast of San Juan Gold Mine. It displays stockwork mineralization with vein quartz. Pyrite and chalcopyrite are the primary sulfides, plus hydrothermal muscovite in some locations. Host rocks are a tonalitic intrusive with andesite dikes. Gold grades from this prospect run from 1.5 to 3.0 g/t gold, and a historical estimate by San Juan Gold Mines S.A.A. put the potential tonnage of the deposit at 185 million tonnes indicating the potential for a major heap leachable deposit. *This historical estimate is not compliant with NI 43-101 standards of disclosure.*

The "Lily" prospect is situated 15 kilometers southwest of San Juan Gold Mine and consists of gold-silver quartz veins in clastic sandstones and quartzites. Gold is found in oxidized fractures and partings in sandstones of medium grain size.

The "Erika" prospect is located 10 km southeast of the San Juan Gold Mines Mine. It displays traces of copper with gold and silver values along stockwork fractures in a granodioritic intrusive. The intrusive is in contact with clastic sediments which carry traces of pyrite and chalcopyrite.

To date the San Juan property of 16,300 hectares has had no geophysical surveys, no systematic geochemical sampling, and no drilling on any of the additional veins or epithermal targets. It is the Company's plan to immediately commence a systematic exploration program on the property shortly after closing. Specific plans and budget will be announced.

Financing for the acquisition is covered by existing cash in the Company's treasury and banking lines of credit that are currently being arranged. Closing of the transaction is expected to take place in the next 30 days. The closing is subject to regulatory approvals for the issuance of the shares and finalizing of documentation.

"This asset acquisition is possible because of our management team's substantial insolvency and restructuring experience, including settlement with creditors. Consequently we are able to buy the existing historical reserve ounces at US$7.00 per ounce, complete with a 700 tonne per day permitted mill," said Margaret M. Kent, Chairman, President & CEO. "Based on the due diligence that we have completed and a review of the previous consultants work, we believe the property has the potential to host several million ounces of gold.

"Properly capitalized, the property will produce a significant amount of gold from the existing underground vein operation. However, the very real and exciting potential of the property lies in the unexplored large epithermal targets. We believe with the injection of exploration funds in the area San Juan can become a major gold producer," concluded Kent.

A presentation of the San Juan property and the surrounding epithermal target areas can be found on the Company's web site, www.centurymining.com.

About Century Mining Corporation

The Company forecasts gold production of 90,000 ounces at a cash cost of US$325 an ounce from its Sigma Mine in Québec in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

4

Item 1   **Name and Address of Company**

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   **Date of Material Change**

April 6, 2006

Item 3   **News Release**

A press release with respect to the material change described herein was issued on April 6, 2006 and filed on SEDAR.

Item 4   **Summary of Material Change**

Century Mining Corporation ("Century") announced a non-brokered private placement of units raising up to C$25.0 million. Each unit is priced at $1.25 and consists of one share plus one-half share purchase warrant exercisable at $2.00 for a period of 24 months.

A finder's fee of up to 1.5% in cash and up to 1.5% in broker's warrants will be paid.

Item 5   **Full Description of Material Change**

The press release annexed hereto as Schedule A provides a full description of the material change.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Confidentiality is not requested.

Item 7   **Omitted Information**

Not applicable.

Item 8   Executive Officer

For further information contact Graham Eacott, Vice President, Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 10th day of April, 2006.


CENTURY MINING CORPORATION


By: *"William J.V. Sheridan"*
        William J.V. Sheridan
        Secretary


2




Schedule A

CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

April 6, 2006

CENTURY ANNOUNCES NON-BROKERED PRIVATE PLACEMENT OF UP TO C$25.0 MILLION

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces a non-brokered private placement of units raising up to C$25.0 million. Each unit is priced at $1.25 and consists of one share plus one-half share purchase warrant exercisable at $2.00 for a period of 24 months. Warrants will become exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25. The shares will be subject to restrictions on resale for four months. A large portion of the placement will be taken down by a significant resource institution.

A finder's fee of 1.5% in cash and 1.5% in broker's warrants will be paid.

Proceeds of the unit offering will be used for the acquisition of the new mining equipment for the Company's Sigma open pit mine; exploration and development of the Company's Lamaque underground mine; the repurchase and settlement of the outstanding precious metal royalty agreement over the Company's Sigma-Lamaque property, which is currently held by SGF Mines Inc.; for the cash consideration for the San Juan Gold Mine acquisition; and for general corporate working capital purposes.

Century and Investissement Québec (IQ) have agreed that Century will satisfy its March 31, 2006 quarterly interest payment owing to IQ by issuing common shares of Century, subject to regulatory approval. Century will issue 221,875 common shares in satisfaction of the March 31st interest payment of $266,249.56 owing to IQ. The shares will be subject to restrictions on resale for four months. The Company has elected at this time not to settle the outstanding IQ debt as previously mentioned in a press release.

Margaret Kent, President & CEO, commented: "This private placement allows us to implement our growth plans for the Company. The working capital will allow us to streamline our operations at Sigma, commence the aggressive development plan for Lamaque and develop the San Juan Project. We are pleased that we have been able to attract the attention of the long term focused institutional investors that have confidence in our business strategy and our capability to build another major mining company."

About Century Mining Corporation

Founded in 2003, Century Mining Corporation is the newest Canadian gold producer. The Company owns the Sigma-Lamaque Complex, where gold production of 90,000 ounces is forecast for 2006 at a cash cost of US$325 an ounce. The Company recently announced the purchase of the San Juan Gold Mine and associated exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   **Date of Material Change**

May 17, 2006

Item 3   **News Release**

A press release with respect to the material change described herein was issued on May 17, 2006 and filed on SEDAR.

Item 4   **Summary of Material Change**

Century Mining Corporation ("Century") announced that it has closed all parts of the acquisition of a 60 percent controlling interest in San Juan Gold Mines S.A.A. ("SJGM").

The acquisition was completed by a wholly owned subsidiary of Century, Century Mining Peru S.A.C. As previously announced, Century purchased from Banco Wiese Sudameris US$9.9 million of debt securing the majority of the mining concessions owned by SJGM for US$2.5 million. The original deal also contemplated Century purchasing a 60 percent interest in Minera Chorunga S.A.A. ("Minera Chorunga"). On closing, all concessions in Minera Chorunga were transferred to SJGM eliminating the need for the purchase of the equity interest in Minera Chorunga. Furthermore, US$600,000 that was to have been paid in equivalent value in Century's common shares was paid in cash. The total transaction cost, including purchase of the debt, was US$5.1 million and the issuance of 1,000,000 common shares of Century.

In addition, Century directly purchased 11 more contiguous concessions totaling 3,200 hectares for US$54,100, which increased the total hectares purchased to 18,816.

Item 5   **Full Description of Material Change**

The press release annexed hereto as Schedule A provides a full description of the material change.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

For further information contact Graham Eacott, Vice President, Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 19th day of May, 2006.


CENTURY MINING CORPORATION


By: *"William J.V. Sheridan"*
     William J.V. Sheridan
     Secretary


2


Schedule A



441 Peace Portal Drive   Blaine   WA   98230
Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

May 17, 2006

CENTURY MINING COMPLETES ACQUISITION OF CONTROL OF
SAN JUAN GOLD MINES S.A.A.

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** today announced that it has closed all parts of the acquisition of 60 percent controlling interest in San Juan Gold Mines S.A.A.

The acquisition was completed by a wholly owned subsidiary of the Company, Century Mining Peru S.A.C. As previously announced, the Company purchased from Banco Wiese Sudameris US$9.9 million of debt securing the majority of the mining concessions owned by San Juan Gold Mines S.A.A. for US$2.5 million. The original deal also contemplated Century purchasing 60 percent interest in Minera Chorunga S.A.A. On closing, all concessions in Minera Chorunga were transferred to San Juan eliminating the need for the purchase of the equity interest in Minera Chorunga. Furthermore, US$600,000 that was to have been paid in equivalent value in the Company's common shares was paid in cash. The total transaction cost, including purchase of the debt, was US$5.1 million and the issuance of 1,000,000 common shares of the Company.

In addition, the Company directly purchased 11 more contiguous concessions totaling 3,200 hectares for US$54,100, which increased the total hectares purchased to 18,816.

Century Mining Peru S.A.C. will become the operator of the San Juan Gold Mine.
San Juan Gold Mines, in a company report dated December 31, 2000, which was verified by an independent consultant, stated an estimated resource of 4.4 million tonnes at a grade of 8.68 g/t gold containing 1.23 million ounces, which qualifies as an historical resource estimate according to NI 43-101 standards of disclosure. These resources have not been verified by an NI 43-101 Qualified Person and should not be relied on. The Company has commenced work to update the resource to NI 43-101 compliant standards of disclosure.

The Company will commence an exploration program to evaluate four targets: Santa Clarita, Lily-La Huaca, Erika and Golden Champune, and will select the target that shows the best prospects for immediate addition to resources. The Company will also examine its newly acquired surrounding land position for exploration opportunities.

As reported in the Company's news release of March 30, 2006, the San Juan Mine is currently producing approximately 12,000 ounces of gold per year from an average daily mill feed rate of 150 tonnes. In 2002, San Juan Gold Mines S.A.A. commissioned DMT-Montan Consulting GmbH of Essen, Germany to prepare a medium term business plan for the modernization and expansion of its mining operations. The report, titled "Three Years Business Plan for Empresa Minera San Juan Gold Mines S.A.A., Arequipa, Peru", was prepared by Dr.-Ing. Jürgen Kowalewski and dated November 8, 2002.

The Company currently anticipates that an expansion to 80,000 ounces per year of gold production is possible with a US$10.0 million capital investment. Dr. Kowalewski's report stated that an immediate expansion to 31,000 ounces per year at a cash cost of US$265 per ounce is possible with a US$2.0 million cash investment.

The Company has budgeted the following gold production from the San Juan gold mine: 2006 – 5,000 ounces at an estimated cash cost of approximately US$250 an ounce; 2007 – 20,000 ounces; and 2008 – 80,000 ounces.

Margaret Kent, President & CEO said: "This is our second acquisition in Peru in less than three months and will add significant resources to the Company's mineral inventory. We will be the operator of the project and the mine and will assess our alternatives for further investment in San Juan. We will be taking control of the mine immediately and will be presenting an operating plan in the near future."

About Century Mining Corporation

The Company forecasts gold production of 90,000 ounces at a cash cost of US$325 to US$350 an ounce from its Sigma Mine in Québec in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   **Date of Material Change**

April 11, 2007

Item 3   **News Release**

A press release with respect to the material change described herein was issued on April 13, 2007 via CCNMattews and filed on SEDAR.

Item 4   **Summary of Material Change**

On April 11, 2007, the board of directors (the "**Board**") of Century Mining Corporation (the "**Company**") approved the adoption of a shareholder rights plan (the "**Plan**") designed to give the Board and shareholders sufficient time to properly assess an unsolicited take-over bid, to give the Board time to consider alternatives designed to allow the Company's shareholders to receive full and fair value for their common shares, and to provide shareholders of the Company with equal treatment in a take-over bid.

Item 5   **Full Description of Material Change**

On April 11, 2007, the Board approved the adoption of the Plan. The Plan is designed to give the Board and shareholders sufficient time to properly assess an unsolicited take-over bid without any undue pressure and to give the Board time to consider alternatives designed to allow the Company's shareholders to receive full and fair value for their common shares. Additionally, the Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid.

Rights under the Plan will become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the provisions of the Plan or without approval of the Board. Under such circumstances, each right, upon exercise, will permit the purchase of common shares of the Company at a substantial discount to the market price.

The Company intends to seek shareholder approval of the Plan at its upcoming annual and special meeting of shareholders to be held on May 7, 2007. If the Plan is not approved at the Company's upcoming shareholders meeting, the Plan will immediately terminate. If the Plan is approved by shareholders, the Plan will terminate on June 30, 2010, at which time the Rights will expire, unless prior to that date, the Rights are terminated, redeemed or exchanged by the Board.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Confidentiality is not requested.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

For further information contact Brent Jones, Manager of Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 16th day of April, 2007.


CENTURY MINING CORPORATION

By: *"William J.V. Sheridan"*
William J.V. Sheridan
Secretary


FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   Date of Material Change

May 7, 2007

Item 3   News Release

A press release with respect to the material change described herein was issued on May 7, 2007 via CCN Matthews.

Item 4   Summary of Material Change

Century Mining Finance Corp. ("**CMFC**") and Century Mining Peru S.A.C. ("**CMPSAC**"), both subsidiaries of Century Mining Corporation ("**Century**") have signed agreements to purchase Mina Rosario de Belen, an operating gold and silver mine located in northern Peru, including all associated concessions and other operating equipment. Century intends to conduct an non-brokered private placement of units for gross proceeds of up to Cdn$12.0 million.

Item 5   Full Description of Material Change

CMFC and CMPSAC have signed agreements to purchase Mina Rosario de Belen, an operating gold and silver mine located in northern Peru, including all associated concessions and other operating equipment. The mine property is approximately 12,471 hectares and is near the town of Patival in the Angasmarca district of the state of La Libertad.

Mina Rosario de Belen began operations in February 2007 as an open-pit heap leach mine with an initial and expandable ore processing capacity of 5,000 tonnes per day. The mine and processing plant, still in the start-up phase, are currently operating at a rate of 2,000 tonnes of ore per day. The processing plant includes both a zinc precipitation circuit and a new carbon absorption circuit.

The purchase price for this acquisition is US$19.5 million and 1,500,000 common shares of Century, to be paid and issued (subject to regulatory approval) as follows:

- 1,000,000 common shares within fifteen (15) business days following the date of signing of the agreements ("**Execution Date**");
- US$3.25 million, forty five (45) days after the Execution Date;
- US$3.25 million, six (6) months after the Execution Date; and
- US$13.0 million and 500,000 common shares 12 months after the Execution Date.

CMPSAC has also agreed to pay a 1.5% NSR royalty to the sellers.

Century will be conducting a non-brokered private placement of units at Cdn$0.89 per unit to raise up to Cdn$12.0 million. Each unit consists of one common share and one-quarter of one common share purchase warrant. Each whole common share purchase warrant will be exercisable for 24 months for one common share at Cdn$1.17 per share. If, after 12 months from the date of issue of the warrants, the closing price of Century's common shares on the TSX Venture Exchange exceeds Cdn$1.25 for 20 consecutive trading days, Century may require warrant holders to exercise their warrants, provided that Century may not require a warrant holder to exercise that number of warrants which would result in such warrantholder owning or controlling greater than 19.9% of Century's outstanding common shares.

Proceeds from the private placement will be used for the acquisition of Mina Rosario de Belen, mining equipment, capital requirements at the San Juan Gold Mine and other general working capital purposes.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

For further information contact Brent Jones, Manager of Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 9th day of May, 2007.


CENTURY MINING CORPORATION

By: *"Margaret Kent"*
Name: Margaret Kent
Title: Chairman, President and CEO


Item 1   Name and Address of Company

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2   Date of Material Change

May 7, 2007

Item 3   News Release

A press release with respect to the material change described herein was issued on May 16, 2007 via CCN Matthews.

Item 4   Summary of Material Change

Century Mining Finance Corp. ("**CMFC**"), a subsidiary of Century Mining Corporation ("**Century**"), has entered into an agreement to acquire 100% of the interests of the shares of five companies that hold the rights to 26 mining concessions in a gold-silver project located in the district of Cachachi, province of Cajabamba, department of Cajamarca in northern Peru, mortgages over some of such concessions, associated surface rights and all litigation rights in respect of the property known as "Shahuindo", for a total purchase price of US$31.0 million.

Century Mining Peru S.A.C. ("**CMPSAC**"), a subsidiary of Century, has entered into a two-year option agreement to acquire 100% of the interests from Alta Tecnología e Inversión Minera y Metalúrgica S.A. in the Atimmsa property in northern Peru consisting of 14 mining concessions and 20 surface land rights, for a total purchase price of US$21.0 million.

Item 5   Full Description of Material Change

Shahuindo Agreement

CMFC, a subsidiary of Century, has entered into an agreement (the "**Shahuindo Agreement**") to acquire 100% of the interests of Orlando Sanchez Miranda, Jesús Belisario Esteves Ostolaza, Walter Leonardo Valdez Muñoz and his wife, Juan Diego Franco Montes and Paulo Gómez Huertas (collectively, the "**Sellers**") in the shares of two Peruvian companies: Compañía Minera Alagmarca S.A. and Compañía de Exploraciones Algamarca S.A., and three Panamanian companies: Andean Mining Gold, Inc., Inversiones Mineras Sudamericanas, S.A. and Import & Export A.C.D., S.A. (collectively, the "**Companies**"). The Companies hold the rights to 26 mining concessions in a gold-silver project located in the district of Cachachi, province of Cajabamba, department of Cajamarca in northern Peru (collectively, the "**Shahuindo Property**"), mortgages over some of such concessions, associated surface rights and all litigation rights.

The purchase price for the Shahuindo Property is US$31.0 million, payable as follows:

(a)   CMFC paying US$1.0 million immediately following the date of execution of the Shahuindo Agreement (the "**Execution Date**");

(b)   beginning 90 days following the Execution Date and ending on the second anniversary of the Execution Date, CMFC will make quarterly payments of US$1.0 million to the Sellers (for a total of US$7.0 million);

(c)   subject to the right of accelerated payment set out below, on the second anniversary of the Execution Date, CMFC will pay to the Sellers US$20.0 million minus the current account receivables in Compañía Minera Algamarca S.A. and Compañía de Exploraciones Algamarca S.A.; and

(d)   subject to payment under paragraph (c) above, within eighteen (18) months following the date of the payment under paragraph (c) above or sooner if the Environmental Impact Study for the Shahuindo Project is approved by the Peruvian Ministry of Energy and Mines, CMFC shall pay US$10.0 million minus the first US$3.0 million installments paid as per paragraph (b) above (i.e. US$7.0 million).

CMFC has also agreed to pay a 2.0% NSR royalty to the Sellers.

Right of Accelerated Payment — the Sellers can force payment of the balance of the cash purchase price at any time following twenty (20) business days after: (i) Century has acquired more than 2/3rds of the outstanding shares of Sulliden Exploration Inc. ("**Sulliden**"); or, (ii) a final and definitive solution to all the disputes and litigation in connection with the Shahuindo Property is reached. CMFC can also choose to pay in advance at its sole discretion.

Way Out — after payment under paragraph (a) above, CMFC can, at its sole discretion, choose to terminate the Shahuindo Agreement at any time prior to the second anniversary of the Execution Date.

The completion of the purchase of the Shahuindo Property is conditional upon the purchase by CMPSAC, a subsidiary of Century, of the Atimmsa Property (see below).

Atimmsa Agreement

CMPSAC has entered into a two-year option agreement (the "**Atimmsa Agreement**") to acquire 100% of the interests from Alta Tecnología e Inversión Minera y Metalúrgica S.A. in the Atimmsa property (the "**Atimmsa Property**") which is adjacent to the Shahuindo Property in northern Peru and consists of 14 mining concessions and 20 surface land rights (which are located over the Shahuindo Property).

The purchase price for the Atimmsa Property is US$21.0 million, payable as follows:

•   US$12.5 million payable upon exercise of the option (concurrent with payment under paragraph (c) above for the Shahuindo Property); and,

- US$8.5 million payable twelve (12) months after exercise of the option.

The purchase of the Atimmsa Property is conditional upon CMFC's completion of the purchase of the Shahuindo Property (see above).

CMPSAC has also agreed to pay a 2.0% NSR royalty to the Sellers.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Confidentiality is not requested.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

For further information contact Brent Jones, Manager of Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 16th day of May, 2007.

CENTURY MINING CORPORATION

By: *"William J.V. Sheridan"*
              Name: William J.V. Sheridan
              Title: Secretary

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